Exhibit 99.1

Nano Dimension Launches DragonFly LDM® 2.0 Update

Sunrise, Florida – May 25th, 2021 (GLOBE NEWSWIRE) – Nano Dimension Ltd. (NASDAQ: NNDM), an industry leading provider of Additively Manufactured Electronics (AME)/PE (Printed Electronics) systems, today announced the launch of its next-generation DragonFly LDM® 2.0 system, a comprehensive update to the Company’s flagship product that introduces improved print quality, optimized ink utilization and smarter management for printer uptime. The DragonFly LDM® system is the only known technology in the world that uses digital files and simultaneous 3D-printing of dielectric and conductive materials to rapidly produce high performance multilayered electronic devices (Hi-PEDs®: Hi-Performance Electronic Devices).

“I am excited to announce the DragonFly LDM® 2.0 update, which was developed by Nano Dimension R&D multidisciplinary teams over the last several months,” said Nir Sade, Nano Dimension VP, Product Champion. “This great effort resulted in a product that will significantly take us one step closer to fulfilling our vision of additive manufacturing of Hi-PEDs® in a cleaner, smarter, and faster way.”

The DragonFly LDM® 2.0 update consists of hardware and embedded software upgrades that provide improved user experience, including optimized ink utilization, improved print quality with print-head calibration and nozzle cancellation wizards, as well as improved printer uptime with better maintenance system design and semi-automatic calibrations. Nano Dimension customers with service contracts are eligible to receive the DragonFly 2.0 update at no cost. Approximately 68% of the Company’s customers worldwide already upgraded the early-bird DragonFly Pro® machines to the previous release of DragonFly LDM® systems.

“This free update to our existing DragonFly system owners is expected to contribute to increased customer satisfaction, while demonstrating to potential new customers our commitment to constant product improvements,” added Sade.

The DragonFly LDM® system is already being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, aviation, autonomous automotive, robotics, and advanced medical applications. Its ability to enable on-site proof of concept and prototyping of advanced designs in a matter of hours instead of weeks; create special PCBs and Hi-PEDs® with better performance; reduce the size and weight of electronic devices; enable innovation and protect IP, which is critically important, represents a paradigm shift in how industry and research institutions will research, develop, and produce Hi-PEDs®.

Sales of the new DragonFly LDM® 2.0 system are expected to begin June 1, 2021.

About Nano Dimension

Nano Dimension (NASDAQ: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, increased customer satisfaction and the timing of sales of the new DragonFly LDM® 2.0 system. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Nano Dimension's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

Contact:

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry
RedChip Companies Inc.
Dave@redchip.com
407-491-4498 or 1-800-RED-CHIP (733-2447)

SOURCE: Nano Dimension Ltd.